Confidential Treatment has been requested pursuant to

Rule 83 of the Freedom of Information Act and

this response letter omits confidential information

included in the unredacted version of the letter

that was delivered to the Division of Corporation Finance. The omissions are denoted by an asterisk (*).

HOGAN & HARTSON

L.L.P.

WRITER’S DIRECT DIAL: (212) 918-8270	875 THIRD AVENUE NEW YORK, NY 10022 TEL (212) 918–3000 FAX (212) 918–3100 WWW.HHLAW.COM

March 8, 2006

VIA EDGAR AND OVERNIGHT MAIL

Linda Cvrkel

Branch Chief - Accounting

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Re:	News Corporation

Form 10-K for Fiscal Year ended June 30, 2005

Form 10-Q for the Quarterly Period Ended September 30, 2005

Schedule 14A Proxy Statement filed on October 11, 2005

File no.: 1-32352

Dear Ms. Cvrkel:

On behalf of News Corporation (the “Company”), this letter is in response to the Staff’s letter of comment dated February 17, 2006 with respect to the above-referenced Form 10-K for the Fiscal Year Ended June 30, 2005, Form 10-Q for the Quarterly Period Ended September 30, 2005 and Schedule 14A Proxy Statement filed on October 11, 2005. For the convenience of the Staff, we have set out each of the comments in bold italic font immediately preceding the corresponding response.

Form 10-K for the Year Ended June 30, 2005

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations-Fiscal 2005 versus Fiscal 2004

Equity earnings of affiliates, page 46

1.

We note the disclosure indicating that your share of DIRECTV’s losses for the fiscal year ended June 30, 2005, “exclude certain items that were recognized by DIRECTV as income and expense within its results.” In this regard, please tell us, and explain in future filings, the nature and amounts of the income and expense recognized by

DIRECTV that were excluded from your results of operations. As part of your response, you should also explain why you believe exclusion of these items from your equity in DIRECTV’s earnings/losses is appropriate.

Response:

In December 2003 the Company acquired a 34% interest in the DIRECTV Group, Inc. (“DTV”). The Company completed its purchase price allocation in December 2004.

In summary, the items that were recognized by the DIRECTV Group, Inc. (“DTV”) as income or expense within its results and excluded by the Company in determining the Company’s share of DTV’s results for the Company’s fiscal year ended June 30, 2005 were:

a.	Impairment charge for SPACEWAY Assets;

b.	Gain from the sale of shares in Hughes Software Systems; and

c.	Write-down of the Hughes Network Systems, Inc. business.

The Company accounts for its investment in DTV under the equity method. As such, its allocation of excess cost over its share of underlying net assets of DTV (“Purchase Price Allocation”) is applied as if DTV were a consolidated subsidiary in accordance with paragraph 19(b) of Accounting Principles Board Opinion No. 18 The Equity Method of Accounting for Investments in Common Stock (“APB No. 18”) and Financial Accounting Standards No. 141 Business Combinations (“FAS No. 141”).

The following commentary describes each significant item that was excluded from DTV’s earnings for the fiscal year ending June 30, 2005 in determining the Company’s proportionate share of DTV’s results for that period.

(a) Impairment charge for the SPACEWAY Assets. Please refer to the Fox Entertainment Group, Inc. (“FEG”) response to Comment No. 3(b) in the December 2, 2004 response to the Staff’s comment letter dated November 18, 2004 regarding this SPACEWAY impairment. (FEG is a wholly-owned subsidiary of the Company that, until March 2005, was 80% owned by the Company and subject to reporting obligations under the Securities and Exchange Act of 1934, as amended) FEG’s response is repeated below for the Staff’s benefit.

In its third quarter ended September 30, 2004, DTV recorded a pre-tax charge against income from continuing operations of $1.466 billion ($903 million after-tax) under Financial Accounting Standards No. 144 Accounting for the Impairment or Disposal of Long-Lived Assets (“FAS No. 144”) to write-down the historical cost basis of certain long-lived assets related to its SPACEWAY project (the “SPACEWAY Assets”) to their estimated fair value of approximately $393 million. The write-down was triggered by DTV’s decision to formally abandon the SPACEWAY project from their original intended use and repurpose its assets (primarily satellites currently being constructed) for use in DTV’s core satellite television business.

The Company’s Purchase Price Allocation reflects the SPACEWAY Assets at their estimated value. The Purchase Price Allocation is being completed consistent with the requirements of APB No. 18, paragraph 19(b) and FAS No. 141. The fair value allocated to the SPACEWAY Assets was determined, in accordance with APB No. 18 and FAS No. 141, using the DTV business plan for the SPACEWAY Assets as of the date of the Company’s acquisition of a 34% interest in DTV (the “Acquisition Date”) and appropriate risk adjusted discount rates.

The Company’s assessment of fair value included a thorough analysis of the prospects for, and risks associated with, the proposed SPACEWAY business as well as the related valuations of the SPACEWAY Assets derived from fairness opinions rendered by several leading investment banks retained by the Company. The resulting fair value of the SPACEWAY Assets, as determined by the Company as of the Acquisition Date, was significantly lower than DTV’s carrying value and the Company’s proportionate share of such fair value as of the Acquisition Date approximated the Company’s proportionate share of DTV’s reduced carrying value of $393 million after the $1.466 billion write-down described above.

In determining its equity in the results of DTV for the three months ended September 30, 2004, the Company therefore eliminated the $1.466 billion charge to write-down the historical cost basis of the SPACEWAY Assets because the Company had independently determined that the fair value, as of the Acquisition Date, of the SPACEWAY Assets for its original intended use was significantly lower than DTV’s carrying value. This adjusted value approximated DTV’s revised carrying value.

During the nine months ended September 30, 2004, DTV capitalized interest of $85 million into the SPACEWAY Asset basis. This interest, had it not been capitalized, would have been reflected as interest expense by DTV. The Company followed DTV’s capitalized interest treatment; however, the Company can only capitalize such interest on the allocated asset basis of SPACEWAY as of the Acquisition Date ($393 million) since this is the capitalizable base for the Company.

Using the several different asset bases for the Company and DTV, each would be capitalizing $19 million and $85 million of interest, respectively, during the nine months ended September 30, 2004 (both calculated at 100%, pre-tax). Therefore, the Company made an adjustment for the capitalized interest differential and treated the differential as DTV interest expense to be charged to the DTV earnings recorded by the Company. This pre-tax interest differential amounts to $66 million at 100% ($85 million - $19 million). The Company’s after-tax proportionate share of this difference is $14 million and has been recorded as a component of its equity earnings in DTV in the Company’s financial statements for the quarter ended September 30, 2004.

As a result of the above prior response, in determining the Company’s proportionate share of DTV’s results for the year ended June 30, 2005, the Company excluded $289 million, representing the Company’s after-tax proportionate share of amounts recorded by DTV related to DTV’s SPACEWAY impairment charge.

(b) Gain from the sale of shares in HSS

In the third quarter of its calendar year 2004, DTV completed the sale of its entire approximate 55% ownership interest in Hughes Software Systems (“HSS”) to Flextronics (an unrelated third party) for $226.5 million in cash. DTV recognized an after-tax gain of approximately $91 million1. The Company’s proportionate share of such gain would have been $31 million.

The Company’s Purchase Price Allocation reflected the fair value of HSS at the Acquisition Date in accordance with APB No. 18 and FAS No. 141. The fair value was determined using the Acquisition Date closing market price of HSS which was traded on the Indian Mumbai Stock Exchange, which resulted in an approximate $180 million increase to the Company’s carrying value (at 100%) of HSS as compared to DTV’s carrying value (at 100%). Upon the sale of HSS, DTV recognized a net gain of $91 million as the carrying basis DTV utilized was based on its carrying value. The total amount of the HSS adjustment reflected by the Company ($92 million, calculated at 100%) is comprised of the exclusion of the entire net gain recorded by DTV ($91 million) and an incremental loss recorded by the Company based upon its adjusted carrying value ($1 million).

As a result of the above, in determining the Company’s proportionate share of DTV’s results for the year ended June 30, 2005, the Company

[1]	See Note 3 to the Consolidated Financial Statements contained in DTV’s Form 10K for the year ended December 31, 2004.

excluded $31 million, representing the Company’s after-tax proportionate share of the gain recorded by DTV related to the sale of HSS.

(c) Write-down of HNS business

After a process that commenced in February 2004, DTV announced the signing of a definitive agreement in December 2004 to sell a 50% interest in a new entity that would own substantially all of the remaining assets of its Hughes Network Systems, Inc. business (“HNS”)2. As a result of this announcement, DTV recognized an approximate $191 million pre-tax asset impairment charge ($126 million after-tax) related to the sale of HNS in DTV’s results for the period ended December 31, 20043. The Company’s proportionate share of such charge would have been $43 million.

The Company’s Purchase Price Allocation reflects the fair value of HNS at the Acquisition Date in accordance with APB No. 18 and FAS No. 141. The Company’s assessment of fair value of HNS included a thorough analysis of the prospects for, and risks associated with, the HNS business derived from fairness opinions rendered by several leading investment banks retained by the Company, as well as expressions of interest. This process was identical to the SPACEWAY analysis described in the response to Comment No. 1(a) above. The resulting fair value of HNS, as determined by the Company as of the Acquisition Date, was significantly lower than DTV’s carrying value and the Company’s proportionate share of such fair value as of the Acquisition Date approximated the Company’s proportionate share of DTV’s reduced carrying value after the $126 million after-tax impairment charge recorded by DTV.

Per FAS No. 141 Appendix F paragraph 1, the allocation period to identify and measure the fair value of assets acquired in a business combination varies, but should usually not exceed one year from the consummation of a business combination. Based upon contemporaneous discussions with DTV management, the business prospects and valuation of the HNS business did not change materially from the Acquisition Date until the December 6, 2004 agreement date. Therefore, the asset impairment charge of $126 million, net of tax recorded by DTV, provided appropriate, persuasive and final evidence of the fair value of HNS at the Acquisition Date.

[2]	At the date of acquisition DTV’s Hughes Network Systems division also included the SPACEWAY and HSS assets referred to in Responses 1(a) and (b).

[3]	See Note 3 to the Consolidated Financial Statements contained in DTV’s Form 10K for the year ended December 31, 2004.

As a result of the above, in determining the Company’s proportionate share of DTV’s results for the year ended June 30, 2005, the Company excluded $43 million, representing the Company’s after-tax proportionate share of the HNS impairment charge recorded by DTV.

The Company confirms that it will explain in its future filings the nature and amounts of income and expense recognized by DIRECTV that were excluded from the Company’s results of operations.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Television, Cable Network Programming and Direct Broadcast Satellite Television, page 83

2.	Supplementally provide the following information with regard to your cable distribution investments (capitalized fees paid to a cable or DBS operator to facilitate the launch of a cable network) for each of the past three years:

•	The amount that was capitalized;

•	The amount of any write-offs; and

•	A description of the facts and circumstances surrounding each write-off.

Supplementally explain in detail the reason it is appropriate to capitalize these fees and the accounting literature that supports your accounting treatment. Since it is an upfront payment for a new cable distribution system, it appears that the amounts should be recorded as research and development, and immediately expensed. Please describe the risks that you have assumed as part of these investments and the anticipated rates of return. As part of your response, tell us the period of time that usually lapses before you start to receive a return on your investment, and the period of time before you recoup your entire investment. Please include company specific examples to support your response. Also, tell us and disclose in future filings, the period over which the capitalized amounts are being amortized to expense, and explain why you believe the period used is appropriate.

Response:

When the Company launches a new cable channel such as Fox News or FX, it enters into carriage or distribution agreements with the cable and satellite distributors (“System Operators”) which provide that the Company will receive as revenue a specified amount per subscriber per month during the term of the distribution agreement. In certain cases, in connection with new channel launches, either the System Operators require from the cable channel, or the cable channel offers to the System Operators, an upfront payment to carry the new cable channel for the term of the distribution agreement. The Company refers to these payments as cable distribution investments. The Company makes these payments to obtain a channel position for the new channel and to secure the subscribers necessary to sustain a profitable cable channel. In the case of one of the Company’s most significant cable channels, for example, System Operators received approximately $10 for each subscriber to whom they distributed the channel under a ten (10) year distribution agreement. This cable distribution investment is recouped directly from System Operators through the monthly per subscriber fee they pay to the Company over the ten (10) year term. Such cable fees received from System Operators are substantially in excess of the cable distribution investments made.

Once a distribution agreement has been executed and the new channel is launched, the Company starts to realize a return on its investment through both cable fees and advertising revenues. The Company recovers its entire cable distribution investment, on average, in approximately four (4) years through the receipt of a monthly per subscriber fee before considering advertising revenues.

In accounting for the cable distribution investments, the Company follows Staff Accounting Bulletin 104 Revenue Recognition Section (A) (3) (f) Question 5 as the cable distribution investments are a cost that is directly related to entering into a distribution agreement and would not have been incurred but for the entering into the distribution agreement. The Company defers these cable distribution investments and amortizes the amounts on a straight-line basis over the contract period.

Further, as indicated in the Company’s Form 10-K for the Fiscal Year Ended June 30, 2005, Note 2, Summary of Significant Accounting Policies, the Company follows Emerging Issues Task Force No. 01-9 Accounting for Consideration Given by a Vendor to a Customer Example 15 which requires the cable distribution investment amounts capitalized and amortized to be presented as a reduction of the monthly subscriber fees received by the Company.

The total cable distribution investments that were capitalized for the fiscal years ended June 30, 2005, 2004 and 2003 are $11 million, $37 million and $36 million, respectively.

None of the cable distribution investments have been written-off during the three fiscal years ended June 30, 2005. However, all amounts capitalized are systematically amortized on a straight-line basis over the contract period.

As requested the Company will include the additional information on the amortization of cable distribution investments in future filings.

Stock-based compensation, page 86

3.	We note disclosure that you have accelerated the vesting of stock options that are out-of-the-money before adopting Statement 123R and that the acceleration eliminates approximately $100 million ($65 million net of tax) of future compensation expense of which $58 million ($38 million net of tax) and $42 million ($27 million net of tax) would otherwise be recognized by the Company in fiscal years 2006 and 2007, respectively, in its consolidated statements of operations once SFAS No. 123(R) becomes effective. In this regard, please revise your pro forma compensation fair value disclosures provided pursuant to SFAS No. 123 for fiscal year 2005 in future filings to include compensation expense for the unamortized fair-value-based compensation expense that would have been recorded in the period when the options become fully vested. See the guidance outlined in Staff Accounting Bulletin Topic 14:K.

Response:

The pro forma compensation fair value disclosures provided in the Company’s Form 10-K for the Fiscal Year Ended June 30, 2005, pursuant to Financial Accounting Standards No. 123 Accounting for Stock-Based Compensation (“FAS No. 123”) paragraph 45, are inclusive of the approximately $100 million expense resulting from the Company’s acceleration of stock options that were out-of-the-money. The Company clarified the disclosure related to the stock option acceleration in Note 9 – Stock Option Plans in its Form 10-Q for the Quarterly Period Ended December 31, 2005 as filed on February 9, 2006 by adding the following sentence to the second paragraph of Compensation Expense; “Incremental expense of approximately $100 million ($65 million, net of tax) associated with the acceleration was recorded in the fourth quarter fiscal 2005 pro forma disclosure.” The Company confirms that it will include such disclosure in future filings.

Note 3. Acquisitions and Disposals, page 88

4.	Please revise future filings to include the pro forma disclosures required by paragraph 54 of SFAS No. 141 with respect to the acquisitions of QPL and FEG or explain why you do not believe these disclosures are required. These disclosures should also be provided with respect to your acquisitions of interests in entities that are accounted for using the equity method of accounting.

Response:

The Company assesses any pro forma disclosures required related to acquisitions and dispositions each quarter. This assessment includes addressing the required disclosures by paragraph 54 of FAS No. 141. Subsequent to the Company’s acquisitions of Queensland Press Pty Ltd. (“QPL”) and the minority interest of FEG, the Company considered the quantitative and qualitative factors surrounding these acquisitions and concluded that the pro forma disclosures would not be required since the financial statement impact would not be materially different from the results of the operations presented in the Company’s financial statements. However, the Company will comply with the Staff’s request to disclose pro forma information for QPL and FEG in its future filings.

Note 7. Goodwill and Other Intangible Assets, page 98

5.	Please tell us in further detail the specific nature of the $136 million adjustment that was made to the goodwill associated with the Direct Broadcast Satellite Television segment during fiscal 2005. As part of your response, please indicate the acquisition to which this adjustment relates (including when the acquisition transaction originally occurred) and indicate the nature and timing of the circumstances that resulted in the adjustment to goodwill during 2005.

Response:

The $136 million adjustment that was made to the goodwill associated with the Direct Broadcast Satellite (“DBS”) Television segment during fiscal 2005 consisted of the following: (a) the elimination of a $114 million liability, which was originally established in accordance with FAS No. 141, paragraph 37(k), for two acquired unfavorable programming contracts with a major programming company (the “Contract”), that was subsequently amended; and, (b) a $22 million reduction to goodwill resulting from the September 2004 acquisition of the outstanding minority interest in Sky Italia. Each of these items is described more completely below.

(a) A $114 million reduction in Goodwill resulting from the elimination of a liability for the Contract, which was originally established in accordance with FAS No. 141, paragraph 37(k):

In April 2003, the Company’s 80% subsidiary, Sky Italia, acquired Telepiu, S.p.A. (“Telepiu”), a satellite pay television platform in Italy, for approximately $874 million. The remaining 20% was acquired by Telecom Italia S.p.A. (“Telecom Italia”).

As part of the net assets acquired, the Company assumed the Contract which Telepiu had previously entered into with a major programming company through 2011. Telepiu, in a competitive effort to lock-up key programming rights, had agreed to pay the major programming company a significant premium over market rate for the programming. In allocating the purchase price to the net assets acquired under FAS No. 141, the Company recognized a liability for this Contract in its allocation of the purchase price. The liability represented the present value of the difference between the actual future payments under the Contract and the payments that would have resulted using the fair value of the Contract.

Concurrent with the acquisition of Telepiu, the Company commenced negotiations with the programming company to amend the terms of the Contract to reflect market rates. The Company’s intent at the outset was to conclude the negotiations within the traditional allocation period. However, for reasons beyond the Company’s control, these negotiations continued through March 2005 which was beyond the traditional allocation period referenced in FAS No. 141. In March 2005, the parties agreed to amend the Contract which, among other things, reduced the future payments to a level that reflected market terms.

The execution of the new contract eliminated the need for the liability established in accordance with FAS No. 141, paragraph 37(k). The Company determined that the reduction in goodwill was the appropriate treatment in recording the reversal of the liability as opposed to recognizing it as income. In making that decision, the Company considered its lengthy contract negotiations and its intent to complete those negotiations within the one year period. It also considered FAS No. 141 appendix F paragraph 1 which provides that while the allocation period should usually not exceed one year, the time required to measure the fair value of assets acquired and liabilities assumed may vary with circumstances. The Company also considered the impact of reporting the reversal of the liability as a significant amount of income for a loss-making segment. The Company believed that had the reversal been recorded as income, results reported may have been misleading, since it was not representative of the actual business performance of Sky Italia. In fact, the operating loss reported for the DBS segment for the year ended June

30, 2005 would have become significant operating income had this adjustment been included in the results of operations. In the Company’s opinion, this contract was a unique situation and as such made an adjustment outside the traditional one year window as discussed in the FAS No. 141 guidance. For all other matters the purchase price allocation was completed within the one year period.

(b) A $22 million reduction to goodwill resulting from the September 2004 acquisition of the outstanding minority interest in Sky Italia.

In September 2004, the Company purchased the entire 20% minority interest in Sky Italia that was owned by Telecom Italia. The consideration given was $108 million in cash, resulting in the Company’s 100% ownership of Sky Italia. The purchase price resulted in the fair value of the minority interest exceeding the cost as Telecom Italia wanted to exit the DBS business. The resulting $22 million difference between the fair value of the minority interest and the purchase price was recorded as a reduction to goodwill. The Company did not reduce the balance in Sky Italia’s assets and liabilities (primarily property, plant & equipment) because they were already reflected at their approximate fair values as a result of the April 2003 acquisition of the controlling interest in Sky Italia and there already existed a significant amount of goodwill remaining from that previous transaction.

Note 11. Shareholders’ Equity, page 105

6.	Please revise future filings to disclose the rights associated with your Class A and Class B common shares. Refer to the disclosure requirements outlined in paragraph 4 of SFAS No. 129.

Response:

The Company will comply with the Staff’s request.

Note 20. Earnings per Share, page 128

7.

In future filings, please revise to include reconciliations of both the numerators and denominators of your basic and diluted earnings per share computations in the notes to your financial statements as required by paragraph 40a of SFAS No. 128. The reconciliations of the weighted average shares used in your basic and diluted earnings per share computations should separately disclose the effects of each category of securities included in your diluted earnings per share computations that are not included in your basic earnings per share computations.

Response:

The Company will comply with the Staff’s request.

Note 25. Supplemental Guarantor Information, page 132

8.	We note the disclosure in Note 25 indicating that certain subsidiaries of News Corporation are guarantors of NAI’s senior public indebtedness. Please tell us, and clarify in the notes to your financial statements in future filings, the nature and terms of the guarantees provided. As part of your response and your revised disclosures, please clarify whether the guarantees provided are full and unconditional and joint and several and indicate whether the guarantors are wholly owned by News Corporation or NAI. If not, please explain why financial statements for the guarantors have not been included in your Annual Report on Form 10-K. Refer to the guidance outlined in Rule 3-10(f) of Regulation S-X. We may have further comment upon receipt of your response.

Response:

The Company confirms that the guarantees provided are full and unconditional and joint and several and the guarantors are wholly owned by the Company or News America Incorporated. The Company will revise its future filings to confirm the forgoing.

General

9.	We note from Exhibit 21 that you own Fox Film De Cuba, SA, a Cuban entity. Please describe for us your previous, existing and anticipated operations in and contacts with Cuba, including through investments, distributors, subsidiaries, affiliates and any other direct or indirect means. We also note that the DTH agreement dated October 8, 2004 includes an Exhibit D, list of Latin American Platforms, and that some Affiliates may participate in DTH Business in Central American Countries through LOAs. Your description of contacts should address any direct or indirect contacts affected by the DTH Agreement. Please provide us Exhibits A and D to the DTH Agreement.

Response:

The Company’s subsidiary, Fox Film De Cuba, SA is inactive and has no existing or anticipated operations. Fox Film De Cuba, SA has not had any operations since 1961. Accordingly, since 1961, Fox Film De Cuba, SA, and the Company have had no arrangements, contacts or operations with Cuba.

The Company is not aware of any direct or indirect contacts with Cuba via the DTH Agreement dated October 8, 2004 between The News Corporation Limited, Grupo Televisa, S.A., Innova, S. de R. L. de C. V., DTV and DIRECTV Latin America LLC (the “DTH Agreement”). The Company is furnishing Exhibits A and D to the DTH Agreement which list the Local Operating Agreements in Central American Countries and the Existing Latin America, U.S. and Rest of the World Platforms. Cuba is not listed on either Exhibit.

10.	In light of the fact that Cuba is identified as a state sponsor of terrorism by the U.S. State Department and is subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control, please address the materiality of any operations, arrangements or other contacts with Cuba. Please present your view as to whether such operations, arrangements or other contacts constitute a material investment risk for your security holders.

Response:

See response to Question 9 above. Additionally, all of the assets of Fox Film De Cuba, SA were confiscated by the Cuban government in 1961. Accordingly, the Company does not consider the past operations of Fox Film De Cuba, SA to present a material investment risk for the Company’s security holders.

11.

In preparing your response please consider that evaluations of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard we note that that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with U.S.-designated state sponsors of terrorism. We also note that Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba.

Response:

The Company notes the Staff’s comment.

Form 10-Q for the Quarterly Period Ended September 30, 2005

Unaudited Consolidated Statements of Operations, page 3

Note 5. Intangible Assets, page 12

12.	Supplementally provide us with the details supporting your calculation of $1.6 billion charge reflected as a cumulative effect of accounting change, net of tax, in your consolidated statement of operations for the period ended September 30, 2005. Your response should explain in further detail the nature of the direct value method used to compute the impairment charge and the significant assumptions used in your impairment testing.

Response:

Attached as Appendix A to this letter is a market-by-market summary of the impairment charge resulting from the application of the “direct method” to estimate the fair value of the Company’s Federal Communications Commission (“FCC”) Licenses under Emerging Issues Task Force Topic D-108 “Use of the Residual Method to Value Acquired Assets Other Than Goodwill.”

The Company engaged the services of an independent third party valuation firm to conduct the direct method valuation of the FCC licenses. The nature of the direct value method utilized to estimate the fair value of the FCC licenses is an income method known as the “Jefferson Pilot Method” that is typically used to value FCC Licenses under the direct method. The Jefferson Pilot Method attempts to isolate the income that is properly attributable to the license alone (that is, apart from tangible and identified intangible assets and goodwill). It does this by assuming that a buyer would hypothetically obtain a license at nominal cost and build a new station with similar attributes from scratch rather than acquiring such station as a going concern. Its discounted cash flow analysis models a hypothetical build-up to a normalized level of operations that, by design, lacks inherent goodwill and whose only other assets have essentially been paid for (or added) as part of the build-up process. The significant assumptions used in building this model, for each station, are estimated market revenues, market penetration profit margin, duration and profile of the build-up period, and estimated start-up costs and losses incurred during the build-up period. In addition, Company-owned stations located in markets where the Company operates duopolies are aggregated for purposes of performing the impairment test.

Appendix B attached to this letter details the discounted cash flow (“DCF”) analysis utilized to estimate the fair value of the FCC license for WAGA-TV, the Company-owned and operated station that broadcasts to the Atlanta, GA market. The information in the Appendix B is presented as an example for applying the Jefferson Pilot Method and thereby, the application of significant assumptions used in the Company’s impairment testing.

Unaudited Consolidated Statements of Operations, page 3

Note 14. Earnings Per Share, page 29

13.	We note that your calculations of (1) loss per Class A share-diluted, related to the cumulative effect of accounting change, net of tax for the period ended September 30, 2005 and (2) net loss per Class B Share-diluted for the period ended September 30, 2005 appear to include the impact of securities that have an antidilutive effect on your loss per share calculations. In this regard, please advise us of your rationale for including securities that have an antidilutive effect on your loss per share calculations in your detailed earnings per share computations and the accounting literature that supports your accounting treatment. We may have further comments.

Response:

Financial Accounting Standard No. 128 Earnings per Share (“FAS No. 128”) paragraph 15 requires an entity that reports a discontinued operation, an extraordinary item, or the cumulative effect of an accounting change in a period shall use income from continuing operations as the “control number” in determining whether those potential common shares are dilutive or antidilutive. That is, the same number of potential common shares used in computing the diluted per-share amount for income from continuing operations shall be used in computing all other reported diluted per-share amounts even if those amounts will be antidilutive to their respective basic per-share amounts.

The Company reported income from continuing operations of $580 million for the period ended September 30, 2005. Therefore, earnings per share included the impact of potential common shares as they would have a dilutive effect on income from continuing operations. The Company also reported as a reduction of the Company’s earnings a cumulative effect of accounting change, net of tax of $1.013 billion and a net loss of $433 million. In accordance with FAS No. 128 paragraph 15, the Company calculated diluted loss per share on both the cumulative effect and the net loss using the same weighted average shares used to calculate diluted earnings per share for income from continuing operations. Therefore, potential common shares are included for these calculations even though their effect would be antidilutive.

General

14.	Comply with the comments on the Form 10-K for the year ended June 30, 2005 in future filings on Form 10-Q.

Response:

The Company will comply with the Staff’s request.

Schedule 14A Proxy Statement

Stock Appreciation Rights Granted in Fiscal Year 2005

15.	We note from the disclosure included on page 25 of your Schedule 14A Proxy Statement that you granted 1,187,500 stock appreciation rights to your executive officers during 2005. However, we note that the issuance of these stock appreciation rights and any related compensation expense has not been disclosed in the notes to your financial statements in accordance with paragraphs 47(c) and (e) of SFAS No. 123. In this regard, please revise the notes to your financial statements in future filings to include disclosure regarding stock appreciation rights granted during the periods presented and the amount of any related compensation expense recognized as required by paragraph 64 of SFAS No. 123(R).

Response:

The Company will comply with the Staff’s request.

On behalf of the Company, we hereby acknowledge that: the Company is responsible for the adequacy and accuracy of the disclosure in its filings; Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at 212-918-8270.

Very truly yours,

/s/ Amy Bowerman Freed
Amy Bowerman Freed

Exhibit A to the DTH Agreement

Schedule of LOAs in Central American Countries

1)	Panama — Local Operating Agreement between Galaxy Latin America, a general partnership and Astro Vision, S.A. dated September 27, 1995.

2)	Costa Rica — Local Operating Agreement between Galaxy Latin America, LLC and Servicios Directos de Satelite S.A. dated September 1, 1999.

3)	Nicaragua — Local Operating Agreement between Galaxy Latin America, LLC and Galaxy Nicaragua, S.A. dated August 1, 1999.

4)	Guatemala — Local Operating Agreement between Galaxy Latin America, a general partnership and COMTECH, S.A. dated September 22, 1995.

5)	Honduras — Local Operating Agreement between Galaxy Latin America, a general partnership and Telecosmos, S.A. dated October 16, 1996.

6)	El Salvador — Local Operating Agreement between Galaxy Latin America, a general partnership and Telecosmos, S.A. dated October 16, 1996.

Exhibit D to the DTH Agreement

Existing Latin American, U.S. and ROW Platforms

Latin American Platforms

Venezuela – Galaxy Entertainment de Venezuela, C.A.

Uruguay – DIRECTV de Uruguay, Ltda.

Colombia – Galaxy de Colombia Ltda.

Ecuador – Galaxy Ecuador S.A.

Caribbean – DIRECTV Caribbean LLC

Puerto Rico – Satelites de Puerto Rico, Ltd.

Curacao – Grupo 1C Television Systems Overseas, N.V.

Aruba – Grupo Leo T.V. & Communications N.V.

Anguilla – Carribbean Star Network Corp.

Trinidad – DIRECTV Trinidad Limited

Chile – VTR Galaxy Chile S.A.

Argentina – Galaxy Entertainment Argentina, S.A.

US Platforms

The DIRECTV Group, Inc.

ROW Platforms

Italy-Sky Italia Srl

Appendix A

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Appendix B

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